STATE STREET INSTITUTIONAL INVESTMENT TRUST

SHAREHOLDER SERVICE AND ADMINISTRATION PLAN

This Shareholder Service and Administration Plan (the “Plan”) constitutes the Plan relating to the classes included on Exhibit B hereto (each a “Class” and collectively the “Classes”) of each Fund listed on Exhibit A hereto (collectively, the “Funds”), each a series of State Street Institutional Investment Trust, a Massachusetts business trust (the “Trust”).

Section 1. Institutions, which may include any affiliate of a Fund’s investment adviser (“Service Organizations”), may act directly or indirectly as nominees or recordholders of a Class for their respective customers who are beneficial owners of such shares or otherwise act on behalf of their customers in connection with their investment in a Class (“Customers”), provide services to or coordinate with other Service Organizations intended to facilitate or improve a Service Organization’s services to its Customers with respect to the Funds, provide Customers with administrative services1 and/or perform personal shareholder liaison service2 with respect to Customers pursuant to arrangements with Customers or between the Trust, on behalf of a Class of a Fund, or its investment adviser (or its affiliate) and such Service Organizations (the “Agreements”). The Trust, on behalf a Class of a Fund, may pay to any such Service Organization a fee (the “Shareholder Service Fee”) for such services rendered and expenses borne by such Service Organization in connection with the provision of the services described in this Plan, at an annual rate not to exceed the percentage set forth on the Service Fee Schedule attached as Exhibit B hereto of the Fund’s average daily net assets attributable to a Class. The Shareholder Service Fee shall be computed and accrued daily, and paid monthly or at such other intervals as the Officers of the Trust shall determine. A Service Organization may pay all or any portion of the Shareholder Service Fee to another Service Organization for providing some or all of the foregoing services to investors in the Classes of the Funds and/or the maintenance of shareholder accounts.

[1]

Such administrative services may include, for example (without limitation): (a) establishing and maintaining Customer account registrations regarding a Fund; (b) sub-accounting with respect to shares held in omnibus accounts; (c) aggregating and processing purchase and redemption orders for transmission to a Fund; (d) processing and delivering to beneficial owners trade confirmations, periodic statements, shareholder reports and other communications; (e) processing dividend and distribution payments and issuing related documentation; (f) providing shareholder tax reporting and processing tax data; and (g) receiving, tabulating, and transmitting proxies for proxy solicitations. Certain Service Organizations may also provide technology to provide cash sweep programs.

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Such personal liaison service may include, for example (without limitation), (a) answering Customer inquiries (through electronic and other means) regarding Fund account status and history, the manner in which purchases and redemptions of the Shares may be effected and certain other matters pertaining to the Trust and generally acting as liaison between Customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems; (b) providing Customers with information through electronic means; (c) assisting Customers in completing application forms, designating and changing dividend options, account designations and addresses; (d) arranging for or assisting Customers with respect to the wiring or other electronic transfer of funds to and from Customer accounts in connection with Customer orders to purchase, redeem or exchange Shares; (e) verifying Customer requests for changes to account information; (f) handling correspondence from Customers about their accounts; and (g) assisting in establishing and maintaining Customer accounts with the Trust.

Section 2. This Plan shall not take effect until it has been approved by votes of the majority of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust. This Plan shall continue in effect for a period of more than one year after the date this Plan takes effect, but only so long as such continuance is specifically approved at least annually by votes of the majority of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust.

Section 3. The Funds’ Officers shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the general purposes for which such expenditures were made.

Section 4. This Plan may be terminated at any time by vote of a majority of the Independent Trustees.

Section 5. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

A.

That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, on not more than 60 days’ written notice to any other party to the agreement; and

B.

That such agreement shall terminate automatically in the event of its assignment; provided, however, in the event of consolidation or merger in which the Shareholder Servicer is not the surviving corporation or which results in the acquisition of substantially all the Shareholder Servicer’s outstanding stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of substantially all the Shareholder Servicer’s assets, the Shareholder Servicer may assign any such agreement to such surviving entity, acquiring entity, assignee or purchaser, as the case may be.

Section 6. This Plan may not be amended to increase materially the amount of expenses permitted pursuant to Section 1 hereof without approval in the manner provided for the continuation of this Plan in Section 2 hereof.

Section 7. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the Investment Company Act of 1940 and the rules and regulations thereunder, all subject to such exemptions as may be granted by the Securities and Exchange Commission.

Adopted: August 9, 2024

Amended: February 3, 2026

EXHIBIT A

State Street Federal Government Money Market Fund

State Street Federal Treasury Plus Money Market Fund

State Street Federal Treasury Money Market Fund

State Street Federal Prime Retail Reserves Money Market Fund

State Street Stablecoin Reserves Money Market Fund

EXHIBIT B

SERVICE FEE SCHEDULE

Advantage Shares

Fund	Service Fee
All Funds	0.25%

Agency Shares

Fund	Service Fee
All Funds	0.05%

Advisory Shares

Fund	Service Fee
All Funds	0.15%

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